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19010279

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dempsey Lord Smith LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 North Broad Street, Suite 400
(No. and Street)

Rome	**GA**	**30161**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerry E. Dempsey **(706) 238-9575**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Suite 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Jerry E. Dempsey, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Dempsey Lord Smith LLC**, as of **December 31**, **2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

6-14-22

*This report ** contains (check all applicable boxes):*

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

DEMPSEY LORD SMITH, LLC
Financial Statements
For the Year Ended
December 31, 2018
With
Report of Independent Registered
Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dempsey Lord Smith, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dempsey Lord Smith, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2005.

March 7, 2019
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

DEMPSEY LORD SMITH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$ 3,082,801
Commissions receivable	281,138
Due from clearing broker	165,120
Office furniture and equipment, net of accumulated depreciation of $120,306	15,120
Deposit with clearing broker	50,000
Advances to employees	24,900
Prepaid expense	32,949
Due from related party	189,000
Total Assets	$ 3,841,028

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 82,173
Accrued commissions	1,616,302
Other accrued expenses	102,908
Total Liabilities	1,801,383
MEMBERS' EQUITY	2,039,645
Total Liabilities and Members' Equity	$ 3,841,028

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES	
Commissions	$ 10,387,901
Mutual fund fees	1,525,096
Advisory	1,910,464
Interest	8,730
Total revenues	13,832,191
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions	9,618,406
Guaranteed payments to partners	1,107,500
Employee compensation and benefits	461,900
Clearing and execution charges	448,687
Communications	15,733
Occupancy	187,500
Other operating expenses	850,687
Total expenses	12,690,413
NET INCOME	$ 1,141,778

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

	2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,141,778
Adjustments to reconcile net income to net cash provided by operations:	
Depreciation	13,000
Increase in commissions receivable	(12,369)
Increase in due from clearing broker	(165,120)
Increase in prepaid expense	(17,480)
Decrease in receivables from employees	30,750
Increase in accounts payable	47,012
Increase in accrued commissions	604,942
Increase in other accrued expenses	56,336
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,698,849
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(1,100,000)
NET CASH PAID FOR FINANCING ACTIVIIES	(1,100,000)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office furniture and equipment	(1,587)
Loan payment from related party	6,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	4,413
NET INCREASE IN CASH	603,262
CASH BALANCE:	
Beginning of year	2,479,539
End of year	$ 3,082,801

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2018

Balance, December 31, 2017	$ 1,997,867
Net Income	1,141,778
Distributions to Members	(1,100,000)
Balance, December 31, 2018	$ 2,039,645

The accompanying notes are an integral part of these financial statements.

DEMPSEY LORD SMITH, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Dempsey Lord Smith, LLC (the "Company"), a Georgia Limited Liability Company organized in April 2006, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company operates as a "general securities" and "managing" broker-dealer executing trades for institutional and retail customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

Cash: The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through partnership, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: The Company records commissions earned from securities transactions on a trade-date basis. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principal is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes commission revenue upon the execution of the underlying trade as this satisfies the only performance obligation identified in accordance with this standard.

Mutual funds or pooled investments vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Fee based revenue is recognized in accordance with these agreements.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and monthly and are recognized as revenue in the period in which performance obligations are satisfied.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations, or related disclosures.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable: Commissions receivable are uncollateralized obligations primarily due from other broker-dealers under normal trade terms. The carrying amount of commissions receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews all commissions receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the commissions receivable recorded at December 31, 2018 are fully collectable and are therefore stated at net realizable value without an allowance for doubtful accounts.

Date of Management's Review – Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Pronouncement – In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,746,550, which was $1,626,458 in excess of its required net capital of $120,092 and its ratio of aggregate indebtedness to net capital was 1.03 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D — CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company's clearing agreement requires that a minimum balance of $50,000 be maintained on deposit with the clearing broker and that minimum net capital of $150,000 be maintained.

NOTE D — CLEARANCE AGREEMENT (CONTINUED)

The receivable from clearing broker arises from the clearing agreement.

NOTE E — LEASES AND RELATED PARTIES

The Company leases three office premises locations from its members or entities controlled by its members. The leases became month to month effective January 2018.

For the year ended December 31, 2018, rent expense under related party premises leases was $187,500.

At December 31, 2018, the Company has a note receivable of $189,000 from an entity controlled by its members. The note is non-interest bearing and due on demand.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE F – CONTINGENCIES

The Company is subject to litigation and customer claims in the normal course of business. At December 31, 2018, the Company is engaged in a matter with a customer. The Company has accrued $35,000 for this matter that is included in other accrued expenses in the statement of financial condition.

NOTE G – CUSTOMER CONCENTRATIONS

During 2018, the Company had one customer that accounted for 44% of total revenues.

SUPPLEMENTAL INFORMATION

SCHEDULE I
DEMPSEY LORD SMITH, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2018

NET CAPITAL:

Total members' equity	$2,039,645
Less non-allowable assets:	
Commissions receivable, non-allowable	(31,126)
Office furniture and equipment	(15,120)
Other assets	(246,849)
	(293,095)
Net capital before haircuts	1,746,550
Less haircuts	-
Net capital	1,746,550
Minimum net capital required	120,092
Excess net capital	$1,626,458
Aggregate indebtedness	$1,801,383
Minimum net capital based on aggregate indebtedness	$ 120,092
Ratio of aggregate indebtedness to net capital	1.03 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as reported above.

DEMPSEY LORD SMITH, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dempsey Lord Smith, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dempsey Lord Smith, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dempsey Lord Smith, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions"); and, (2) Dempsey Lord Smith, LLC stated that Dempsey Lord Smith, LLC met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Dempsey Lord Smith, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dempsey Lord Smith, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 7, 2019
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

DEMPSEY LORD SMITH, LLC

February 22, 2019

BROKER DEALERS ANNUAL EXEMPTION REPORT

Dempsey Lord Smith, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Dempsey Lord Smith, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 with the following exceptions.

The firms Rock Hill, SC branch office failed to maintain an adequate check received and forwarded blotter. Specifically, in at least five instances the branch office did not document the date the check was received, nor did the branch office document the date the check was forwarded. Also, the following five checks were not included on the firm's blotter:

- Check No. 4615 for $5,500, made payable to American Funds dated February 15, 2018
- Check No. 4614 for $5,500 made payable to American Funds dated February 15, 2018
- Check No. 1264 for $9,487, made payable to Transamerica dated February 23, 2018
- Check No. 7808 for $6,500, made payable to Franklin-Templeton dated February 22, 2018
- Check No. 7808 for $6,500, made payable to Franklin-Templeton dated February 22, 2018

Sincerely,

Jerry Dempsey
CEO, Dempsey Lord Smith, LLC